QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21

MICROSEMI CORPORATION SUBSIDIARIES
AS OF SEPTEMBER 30, 2007

NAME OF MICROSEMI CORPORATION ENTITIES	JURISDICTION
Microsemi Corp.—Santa Ana	Delaware
Microsemi Corp.—Scottsdale	Arizona
Microsemi Corp.—Colorado	Colorado
Microsemi Corp.—Massachusetts	Delaware
Microsemi Corp.—Analog Mixed Signal Group	Delaware
Microsemi Corp.—Analog Mixed Signal Group, Ltd.	Israel
Microsemi Corp.—Power Products Group	Delaware
Microsemi Corp.—RF Power Products	Delaware
Microsemi Corp.—Montgomeryville	Delaware
Microsemi Corp.—Advanced Technology Center	Delaware
Microsemi Power Module Products, SAS	France
Microsemi Corp.—International	Cayman Islands
Microsemi Corp.—Holdings	Cayman Islands
Microsemi Corp.—Israel, Ltd.	Israel
Micro WaveSys, Inc.	California
Microsemi Real Estate, Inc.	California
Micro (Bermuda), Ltd.	Bermuda
Microsemi Comercial Offshore de Macau Limitada	Macau

QuickLinks

MICROSEMI CORPORATION SUBSIDIARIES AS OF SEPTEMBER 30, 2007